UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 1)


                              eUniverse, Inc.
   ---------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.001 per share
   ---------------------------------------------------------------------
                      (Title of Class and Securities)


                                298 412 10 7
   ---------------------------------------------------------------------
                               (CUSIP Number)


                              Thomas C. Tyrell
                              General Counsel
                       Sony Music Entertainment Inc.
                             550 Madison Avenue
                          New York, New York 10022
                               (212) 833-8000

                              with a copy to:

                         David J. Goldschmidt, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                               4 Times Square
                             New York, NY 10036
                               (212) 735-3000
  -----------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               July 13, 2001
        -----------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


                                SCHEDULE 13D

CUSIP No. 298 412 10 7                                     Page 2 of 10

------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Sony Music Entertainment Inc.
------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  (   )
                                                             (b)  (   )
------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        (   )
------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
------------------------------------------------------------------------------
                                       7.    SOLE VOTING POWER
           NUMBER OF                         0
            SHARES                     ---------------------------------------
         BENEFICIALLY                  8.    SHARED VOTING POWER
           OWNED BY                          11,788,260 (1) (See Item 4)
             EACH                      ---------------------------------------
           REPORTING                   9.    SOLE DISPOSITIVE POWER
            PERSON                           0
             WITH                      ---------------------------------------
                                       10.   SHARED DISPOSITIVE POWER
                                             2,051,260
------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,788,260 (1)
------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                               (   )
                           Not Applicable
------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         61.4%   (2)
------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         Co
------------------------------------------------------------------------------



         (1) In order to facilitate the consummation of the transactions contemplated by (i) the Share Purchase Agreement, dated as of July 13, 2001 (the "Share Purchase Agreement"), among 550 Digital Media Ventures Inc. ("550 DMV"), eUniverse, Inc. ("eUniverse"), Indimi, Inc., and Indimi, L.L.C.; and (ii) the Stock Purchase Agreement, dated as of July 13, 2001 (together with the Share Purchase Agreement, the "Purchase Agreements"), between 550 DMV and eUniverse, 550 DMV and eUniverse entered into Voting Agreements (the "Voting Agreements"), each dated as of July 20, 2001, with certain stockholders of eUniverse named therein (collectively, the "Stockholders") whereby the Stockholders granted 550 DMV an irrevocable proxy to vote certain of their shares of eUniverse Common Stock beneficially owned by them in favor of the approval of the transactions contemplated in the Purchase Agreements.

         550 DMV is an indirect wholly owned subsidiary of Sony Music Entertainment Inc. ("Sony Music").

         550 DMV does not have any right to dispose (or direct the disposition of) any of the 9,737,000 shares of common stock of eUniverse subject to the Voting Agreements. Accordingly, Sony Music expressly disclaims beneficial ownership of all such shares.

         (2) Based on 19,199,929 shares outstanding as of June 30, 2001.



                                SCHEDULE 13D

CUSIP No. 298 412 10 7                                      Page 3 of 10


------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Sony Corporation of America
------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                   (a)  (   )
                                                                   (b)  (   )
------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       (   )

------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
                                      7.    SOLE VOTING POWER
           NUMBER OF                        0
            SHARES                    ----------------------------------------
         BENEFICIALLY                 8.    SHARED VOTING POWER
          OWNED BY                          11,788,260 (1) (See Item 4)
            EACH                      ----------------------------------------
          REPORTING                   9.    SOLE DISPOSITIVE POWER
           PERSON                           0
            WITH                      ----------------------------------------
                                      10.   SHARED DISPOSITIVE POWER
                                            2,051,260
------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,788,260 (1)
------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                                (   )
                      Not Applicable
------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         61.4%    (2)
------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         Co
------------------------------------------------------------------------------

         (1) In order to facilitate the consummation of the transactions contemplated by (i) the Share Purchase Agreement, dated as of July 13, 2001 (the "Share Purchase Agreement"), among 550 Digital Media Ventures Inc. ("550 DMV"), eUniverse, Inc. ("eUniverse"), Indimi, Inc., and Indimi, L.L.C.; and (ii) the Stock Purchase Agreement, dated as of July 13, 2001 (together with the Share Purchase Agreement, the "Purchase Agreements"), between 550 DMV and eUniverse, 550 DMV and eUniverse entered into Voting Agreements (the "Voting Agreements"), each dated as of July 20, 2001, with certain stockholders of eUniverse named therein (collectively, the "Stockholders") whereby the Stockholders granted 550 DMV an irrevocable proxy to vote all of the shares of eUniverse Common Stock beneficially owned by them in favor of the approval of the transactions contemplated in the Purchase Agreements.

         550 DMV is an indirect wholly-owned subsidiary of Sony Music Entertainment Inc. ("Sony Music"). Sony Music is an indirect wholly-owned subsidiary of Sony Corporation of America ("SCA").

         550 DMV does not have any right to dispose (or direct the disposition of) any of the 9,737,000 shares of common stock of eUniverse subject to the Voting Agreements. Accordingly, SCA expressly disclaims beneficial ownership of all such shares.

         (2) Based on 19,199,929 shares outstanding as of June 30, 2001.



                               SCHEDULE 13D

CUSIP No. 298 412 10 7                                       Page 4 of 10

------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         550 Digital Media Ventures Inc. (f/k/a New Technology Holdings Inc.)
------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               (a)  (   )
                                                               (b)  (   )
------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        (   )
------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
                                        7.   SOLE VOTING POWER
           NUMBER OF                         0
            SHARES                      --------------------------------------
         BENEFICIALLY                   8.   SHARED VOTING POWER
           OWNED BY                          11,788,260 (1) (See Item 4)
             EACH                       --------------------------------------
           REPORTING                    9.   SOLE DISPOSITIVE POWER
            PERSON                           0
             WITH                       --------------------------------------
                                        10.  SHARED DISPOSITIVE POWER
                                             2,051,260
------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,788,260 (1)
------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                                (   )
                           Not Applicable
------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         61.4%    (2)
------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         Co
------------------------------------------------------------------------------


         (1) In order to facilitate the consummation of the transactions contemplated by (i) the Share Purchase Agreement, dated as of July 13, 2001 (the "Share Purchase Agreement"), among 550 Digital Media Ventures Inc. ("550 DMV"), eUniverse, Inc. ("eUniverse"), Indimi, Inc., and Indimi, L.L.C.; and (ii) the Stock Purchase Agreement, dated as of July 13, 2001 (together with the Share Purchase Agreement, the "Purchase Agreements"), between 550 DMV and eUniverse, 550 DMV and eUniverse entered into Voting Agreements (the "Voting Agreements"), each dated as of July 20, 2001, with certain stockholders of eUniverse named therein (collectively, the "Stockholders") whereby the Stockholders granted 550 DMV an irrevocable proxy to vote all of the shares of eUniverse Common Stock beneficially owned by them in favor of the approval of the transactions contemplated in the Purchase Agreements.

         550 DMV does not have any right to dispose (or direct the disposition of) any of the 9,737,000 shares of common stock of eUniverse subject to the Voting Agreements. Accordingly, 550 DMV expressly disclaims beneficial ownership of all such shares.

         (2) Based on 19,199,929 shares outstanding as of June 30, 2001.

         This Amendment No. 1 amends and supplements the statement on
Schedule 13D (the "Schedule 13D) filed on September 19, 2000 by Sony Corporation of America, a Delaware corporation, Sony Music Entertainment, Inc., a New York corporation (f/k/a New Technology Holdings Inc.), and 550 Digital Media Ventures Inc., a Delaware corporation, relating to the common stock, par value $0.001 per share (the "eUniverse Common Stock"), of eUniverse, Inc., a Nevada Corporation ("eUniverse"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 of this Amendment No. 1.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following thereto:

         On July 13, 2001, 550 DMV and eUniverse entered into a (i) a Share Purchase Agreement (the "Share Purchase Agreement") together with Indimi, Inc., and Indimi, L.L.C., and (ii) a Stock Purchase Agreement (the "Stock Purchase Agreement").

         Pursuant to the Share Purchase Agreement, eUniverse will, subject to the satisfaction of certain conditions, purchase Indimi, L.L.C., a wholly-owned subsidiary of 550 DMV, which is substantially made up of InfoBeat, a personalized news and entertainment email service from 550 DMV for $9,940,000 (the "Purchase Price") in eUniverse Common Stock as set forth therein. Based on the closing prices of eUniverse Common Stock and as more fully set forth in the Share Purchase Agreement, eUniverse will pay the Purchase Price by delivering 3,058,461 shares of eUniverse Common Stock to 550 DMV.

         Pursuant to the Stock Purchase Agreement, 550 DMV will, subject to the satisfaction of certain conditions, (i) make a $5,000,000 equity investment (the "Preferred Purchase Price") in eUniverse in the form of Series A 8% Preferred Stock, par value $0.10 per share, convertible into 1,923,076 shares of eUniverse Common Stock, (ii) gain a seat on the Board of Directors of eUniverse, and (iii) tender the existing warrants (described in the Schedule 13D, filed by each of SCA, 550 DMV and Sony Music with respect to eUniverse on September 19, 2000) for 307,692 shares of eUniverse Common Stock as set forth in the Stock Purchase Agreement. On August 6, 2001, pursuant to Section 13.17 of the Stock Purchase Agreement, eUniverse borrowed $2,500,000 from 550 DMV pursuant to the terms of the Promissory Note (as defined in the Stock Purchase Agreement). eUniverse must repay the Promissory Note by either giving 550 DMV a $2,500,000 credit to the Preferred Purchase Price, or paying $2,500,000 in cash to 550 DMV together with interest (as more fully set forth in the Promissory Note).

         In order to facilitate the consummation of the transactions contemplated by the Share Purchase Agreement and the Stock Purchase Agreement and in consideration thereof, 550 DMV entered into Voting Agreements (the "Voting Agreements"), dated as of July 20, 2001, with certain stockholders of eUniverse named therein (collectively, the "Stockholders") whereby the Stockholders granted 550 DMV an irrevocable proxy to vote certain of their shares of eUniverse Common Stock beneficially owned by them in favor of the approval of the transactions contemplated in the Purchase Agreements. 550 DMV did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

         References to, and descriptions of, the Share Purchase Agreement, the Stock Purchase Agreement, the Promissory Note, and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Share Purchase Agreement, the Stock Purchase Agreement, the Promissory Note, and the Voting Agreements attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 respectively, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

         Pursuant to the terms of the Voting Agreements, the Stockholders have agreed, among other things, (i) to grant an irrevocable proxy vote all of the shares of eUniverse Common Stock beneficially owned by them in favor of the approval of the transactions contemplated by the Share Purchase Agreement, and (ii) not to sell, transfer, pledge, encumber, assign or otherwise dispose of such shares, unless the transferee party agrees to be bound by the Voting Agreements. The Voting Agreements terminate upon the earlier to occur of (i) the Closing (as defined in the Purchase Agreements) of the transactions contemplated in the Purchase Agreements, or (ii) the termination of the transaction contemplated in the Share Purchase Agreements. The name of each Stockholder and the number of outstanding shares of eUniverse Common Stock held by each Stockholder and subject to the Voting Agreements are set forth in the Voting Agreements and are incorporated herein by reference.

         550 DMV does not have any right to dispose (or direct the disposition of) any shares of eUniverse pursuant to the Voting Agreements. Accordingly, SCA, Sony Music and 550 DMV expressly disclaim beneficial ownership of all such shares.

Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 of this Amendment No. 1.

Item 5 is hereby further amended and supplemented by adding the following thereto:

         In addition, the Reporting Persons exercise voting power over 9,737,000 of the eUniverse Common Stock pursuant to the Voting Agreements (representing approximately 50.7% of the voting power of shares of eUniverse Common Stock outstanding as of June 30, 2001, as reported by eUniverse in its annual report for the fiscal year ended March 31, 2001 on Form 10-K/A, filed on July 30, 2001).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Items 4 and 5.

         Copies of the Share Purchase Agreement, the Stock Purchase Agreement, the Promissory Note, and the Voting Agreements are included as Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 respectively, to this Schedule 13D. To the best of 550 DMV's knowledge, except as described in this
Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of eUniverse.

Item 7. Material to be Filed as Exhibits.

99.1 Share Purchase Agreement by and among eUniverse, Inc., Indimi, L.L.C., 550 Digital Media Ventures Inc. and Sony Music
         Entertainment, Inc., dated as of July 13, 2000.(1)

99.2 Stock Purchase Agreement by and among eUniverse, Inc. and 550 Digital Media Ventures Inc., dated as of July 13, 2001.(1)

99.3     Senior Secured Convertible Promissory Note dated August 6, 2001.*

99.4 Voting Agreement, dated as of July 20, 2001, among 550 Digital Media Ventures Inc., eUniverse, Inc. and the several stockholders of eUniverse, Inc. named therein.*

99.5 Voting Agreement, dated as of July 20, 2001, among 550 Digital Media Ventures Inc., eUniverse, Inc., and Take-Two Interactive, Inc.*

(1) Incorporated by reference to eUniverse, Inc.'s annual report for the fiscal year ended March 31, 2001 on Form 10-K, filed on July 16, 2001.

*    Filed herewith.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 9, 2001


                                       SONY MUSIC ENTERTAINMENT INC.


                                       By: /s/ Thomas C. Tyrell
                                           ----------------------------
                                       Name:  Thomas C. Tyrell
                                       Title: Senior Vice President and
                                              General Counsel



                                       SONY CORPORATION OF AMERICA


                                       By: /s/ Kenneth L. Nees
                                           ---------------------------
                                       Name:  Kenneth L. Nees
                                       Title: Senior Vice President and
                                              Secretary



                                       550 DIGITAL MEDIA VENTURES INC.


                                       By: /s/ Mark Eisenberg
                                           ------------------------------
                                       Name:  Mark Eisenberg
                                       Title: Senior Vice Presidsent
                                              and General Counsel



Exhibit No.                 Description
----------                  -----------


99.1 Share Purchase Agreement by and among eUniverse, Inc., Indimi, L.L.C., 550 Digital Media Ventures Inc. and Sony Music
         Entertainment Inc., dated as of July 13, 2000.(1)

99.2 Stock Purchase Agreement between eUniverse, Inc. and 550 Digital Media Ventures Inc., dated as of July 13, 2001.(1)

99.3     Senior Secured Convertible Promissory Note dated August 6, 2001.*

99.4 Voting Agreement, dated as of July 20, 2001, among 550 Digital Media Ventures Inc., eUniverse, Inc. and the several stockholders of eUniverse, Inc. named therein.*

99.5 Voting Agreement, dated as of July 20, 2001, among 550 Digital Media Ventures Inc., eUniverse, Inc., and Take-Two Interactive, Inc.*

-------------------
(1) Incorporated by reference to eUniverse, Inc.'s annual report for the fiscal year ended March 31, 2001 on Form 10-K, filed on July 16, 2001.

*    Filed herewith.



                                                               Exhibit 99.3


         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT AND APPLICABLE LAWS OR SOME OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND APPLICABLE LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.


                              EUNIVERSE, INC.

                 SENIOR SECURED CONVERTIBLE PROMISSORY NOTE


         $2,500,000                                             August 6, 2001

         eUniverse, Inc., a Nevada corporation (the "Company"), for value received hereby promises to pay to the order of 550 Digital Media Ventures, Inc., or its registered assigns (the "Holder"), the principal sum of Two Million Five Hundred Thousand Dollars ($2,500,000) or such lesser amount as shall then equal the outstanding principal amount hereof and any unpaid accrued interest hereon, as set forth below, shall be due and payable on the earlier to occur of (i) November 1, 2001, or (ii) when declared due and payable by the Holder upon the occurrence of an Event of Default (as defined below). Payment for all amounts due hereunder shall be made by mail to the registered address of the Holder. This Note is issued in connection with the transactions described in Section 2 of that certain Stock Purchase Agreement between the Company and the Seller described therein, dated as of July 13, 2001, as the same may from time to time be amended, modified or supplemented (the "Purchase Agreement"). The holder of this Note is subject to certain restrictions set forth in the Purchase Agreement and shall be entitled to certain rights and privileges set forth in the Purchase Agreement.

         The following is a statement of the rights of the Holder of this Note and the conditions to which this Note is subject, and to which the Holder hereof, by the acceptance of this Note, agrees:

1. DEFINITIONS.

         As used in this Note, the following terms, unless the context otherwise requires, have the following meanings:

               (i) "Company" includes any corporation which shall succeed to or assume the obligations of the Company under this Note.

               (ii) "Holder," when the context refers to a holder of this Note, shall mean any person who shall at the time be the registered holder of this Note.

2. INTEREST.

         Interest shall accrue from and after the date of this Note at the rate of eight percent (8%) per annum, compounded quarterly. Upon the occurrence of an Event of Default (as hereinafter defined) under this Note, and until payment in full of the amount due hereunder, the rate of interest accruing on the unpaid principal balance shall be fifteen percent (15%) per annum, compounded quarterly, from and after the date of the Event of Default. This paragraph shall not be construed as an agreement or privilege to extend the date upon which payment in full is due hereunder, nor a waiver of any other right or remedy available to Holder hereunder.

3. EVENTS OF DEFAULT.

         If any of the events specified in this Section 3 shall occur (herein individually referred to as an "Event of Default"), the Holder of the Note may, so long as such condition exists, declare the entire principal and unpaid accrued interest hereon immediately due and payable, by notice in writing to the Company:

               (i) Failure by the Company to make payment of the principal and unpaid accrued interest of this Note when due and payable;

               (ii) Failure by the Company to perform any other obligation required under this Note and the continuation of such failure for a period of five (5) days from the receipt of written notice from the Holder of such failure;

               (iii) A material breach by the Company of any representation or warranty contained in the Purchase Agreement or failure in any material respect by the Company to perform any covenant contained in the Purchase Agreement and the continuation of such failure for a period of five (5) days from the receipt of written notice from the Holder of such breach or failure;

               (iv) Any final, non-appealable money judgment, writ or warrant of attachment, or similar process involving in any individual case or in the aggregate at any time an amount in excess of $250,000 shall be entered into or filed against the Company or any of its subsidiaries or any of their respective properties or assets;

               (v) The institution by the Company of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to institution of bankruptcy or insolvency proceedings against it or the filing by it of a petition or answer or consent seeking reorganization or release under the federal bankruptcy act, or any other applicable federal or state law, or the consent by it to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee or other similar official of the Company, or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the taking of corporate action by the Company in furtherance of any such action;

               (vi) If, within sixty (60) days after the commencement of an action against the Company (and service of process in connection therewith on the Company) seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such action shall not have been resolved in favor of the Company or all orders or proceedings thereunder affecting the operations or the business of the Company stayed, or if the stay of any such order or proceeding shall thereafter be set aside, or if, within sixty (60) days after the appointment without the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company, such appointment shall not have been vacated; or

4. PREPAYMENT.

         Subject to prior conversion as provided in Section 5, the Company shall have the right to prepay, in full but not in part, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time, upon not less than fifteen (15) days written notice to Holder.

5. CONVERSION.

         5.1 Automatic Conversion. Upon the occurrence of the Closing (as defined in the Purchase Agreement) at any time prior to payment in full of the principal balance and all accrued interest of this Note, this Note shall automatically convert into fully paid and nonassessable shares of Series B Convertible Preferred Stock of the Company (the "Series B Preferred Shares"). The number of shares of Series B Preferred Shares into which this Note may be converted ("Conversion Shares") shall be determined by dividing the aggregate principal amount by $2.60 (as appropriately adjusted for any stock split, combination, reorganization, recapitalization, reclassification, stock dividend, stock distribution or similar event) and any accrued interest shall be waived. Upon such conversion, the Holder shall be entitled to the same investor protections and rights as granted to all holders of such shares, including, without limitation, registration rights, anti-dilution protection, co-sale rights and pre-emptive rights.

         5.2 Delivery of Stock Certificates. As promptly as practicable after the conversion of this Note, the Company at its expense will issue and deliver to the Holder of this Note a certificate or certificates for the number of full shares of Series B Preferred Shares, issuable upon such conversion, together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note, including a check payable to the Holder for any cash amounts payable as described below.

         5.3 Mechanics and Effect of Conversion. No fractional shares of Series B Preferred Shares, shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to the Holder upon the conversion of this Note, the Company shall pay to the Holder the amount of outstanding principal that is not so converted, such payment to be in the form as provided below. Upon the conversion of this Note pursuant to
Section 5.1 above, the Holder shall surrender such portion of this Note as so converted, duly endorsed, at the principal office of the Company. Upon conversion of this Note, the Company shall be forever released from such amount of its obligations and liabilities under this Note as so converted.

6. ASSIGNMENT.

         Subject to the restrictions on transfer described in Section 8 below, the rights and obligations of the Company and the Holder of this Note shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

7. WAIVER AND AMENDMENT.

         Any provision of this Note may be amended, waived or modified only upon the written consent of the Company and holders of at least two-thirds of the face amount of all then outstanding Notes issued pursuant to the Purchase Agreement.

8. TRANSFER OF THIS NOTE OR SECURITIES ISSUABLE OR CONVERSION HEREOF.

         With respect to any offer, sale or other disposition of this Note, the Holder will give written notice to the Company ten (10) days prior thereto, describing briefly the manner thereof, together with a written opinion of such Holder's counsel, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Promptly upon receiving such written notice and reasonably satisfactory opinion, if so requested, the Company, as promptly as practicable, shall notify such Holder that such Holder may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 8 that the opinion of counsel for the Holder is not reasonably satisfactory to the Company, the Company shall so notify the Holder promptly after such determination has been made. Each Note thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act of 1933, as amended, unless in the opinion of counsel for the Company such legend is not required. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Notwithstanding the foregoing, no such opinion of counsel shall be necessary for a transfer by a Holder of this Note to an affiliate of such Holder.

         Notwithstanding anything contained herein, upon the occurrence of an Event of Default, this Section 8 shall be of no further force and effect.

9. SECURITY AGREEMENT.

         This note is entitled to the benefit of that certain Security Agreement, dated September 6, 2000, between the Holder and the Company (the "Security Agreement"), pursuant to which the Holder is granted a first priority security interest in the Collateral (as such term is defined in the Security Agreement). The Note shall be subject to the terms and conditions set forth in such Security Agreement.

10. TREATMENT OF NOTE.

         To the extent permitted by generally accepted accounting principles and applicable law, the Company will treat, account and report the Note as debt and not equity for accounting purposes and with respect to any returns filed with federal, state or local tax authorities.

11. NOTICES.

         Any notice or demand which is required or provided to be given under this Agreement shall be deemed to have been sufficiently given and received for all purposes when delivered by hand, telecopy, telex or other method of facsimile, or five (5) days after being sent by certified or registered mail, postage and charges prepaid, return receipt requested, or two (2) days after being sent by overnight delivery providing receipt of delivery, to

               (i)   if to the Company, to:

                     eUniverse, Inc.
                     6300 Wilshire Blvd., Suite 1700
                     Los Angeles, CA 90048
                     Attention:  Brad D. Greenspan
                     Facsimile No.:  (323) 658-9098

                     with a copy to:

                     Martin, Lucas & Chioffi, LLP
                     1177 Summer Street
                     Stamford, CT 06905
                     Attention:  Christopher Martin, Esq.
                     Facsimile:  (203) 324-8649

                     and

               (ii)  if to Holder, to:

                     550 Digital Media Ventures Inc.
                     c/o Sony Music Entertainment, Inc.
                     550 Madison Avenue
                     New York, NY 10022
                     Attention: Senior Vice President and General Counsel
                                of 550 DMV; and Senior Vice President and
                                General Counsel - Sony Music:
                     Facsimile No.:  (212) 833-7844

                     with a copy to:

                     Skadden, Arps, Slate, Meagher & Flom LLP
                     Four Times Square
                     New York, New York  10036
                     Telephone:  (212) 735-3000
                     Facsimile:  (212) 735-2000
                     Attention: David J. Goldschmidt, Esq.

12. NO STOCKHOLDER RIGHTS.

         Nothing contained in this Note shall be construed as conferring upon the Holder or any other person the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of the Company or any other matters or any rights whatsoever as a stockholder of the Company; and no dividends shall be payable or accrued in respect of this Note or the interest represented hereby or the Conversion Shares obtainable hereunder until, and only to the extent that, this Note shall have been converted.

13. GOVERNING LAW.

         THE INTERNAL LAWS, AND NOT THE LAWS OF CONFLICTS (OTHER THAN
SECTION 5-1401 GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), OF NEW YORK SHALL GOVERN THE ENFORCEABILITY AND VALIDITY OF THIS NOTE, THE CONSTRUCTION OF ITS TERMS AND THE INTERPRETATION OF THE RIGHTS AND DUTIES OF THE COMPANY. ANY SUIT, ACTION OR PROCEEDING SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY MATTER ARISING OUT OF OR IN CONNECTION WITH, THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE BROUGHT IN ANY FEDERAL OR STATE COURT LOCATED IN THE STATE OF NEW YORK, AND THE COMPANY HEREBY CONSENTS TO THE JURISDICTION OF SUCH COURTS (AND OF THE APPROPRIATE APPELLATE COURTS THEREFROM) IN ANY SUCH SUIT, ACTION OR PROCEEDING AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT ANY SUCH SUIT, ACTION OR PROCEEDING WHICH IS BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE SERVED ON THE COMPANY ANYWHERE IN THE WORLD, WHETHER WITHIN OR WITHOUT THE JURISDICTION OF ANY SUCH COURT. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

14. MISCELLANEOUS

         14.1 Headings. All headings used herein are used for convenience only and shall not be used to construe or interpret this Note. Except where otherwise indicated, all references herein to Sections refer to Sections hereof.

         14.2 Waiver Regarding Notice. The Company waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of the Company to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of the Company under this Note, without giving notice to, or obtaining the consent of, the Company, and without any liability whatsoever on the part of the Holder, the Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a novation or operate to release any party liable for or under this Note, either as maker or otherwise.

         14.3 Remedies. Upon the occurrence of an Event of Default, the Holder may avail itself of any legal or equitable rights which the Holder may have at law or in equity or under this Note. The remedies of the Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of the Holder, and may be exercised as often as occasion therefor shall arise. Failure to exercise any of the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of or the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. The Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by the Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of the Holder.

         14.4 Expenses of Collection. If this Note is referred to an attorney for collection, whether or not suit has been filed or any other action instituted or taken to enforce or collect under this Note, the Company shall pay all of the Holder's costs, fees (including reasonable attorneys' and paralegals' fees) and expenses in connection with such referral.

         14.5 No Waiver. Neither any course of dealing by the Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of the Holder hereunder unless said waiver is in writing and signed by the Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by the Holder or as a bar to or waiver of any right or remedy by the Holder as to any subsequent event.

         14.6 No Setoff. The obligations of the Company under this Note shall be unconditional and not subject to any defense, including, without limitation, set off or recoupment.

         14.7 Severability. In the event that any one or more provisions of this Note shall for any reason by held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         14.8 Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.

                          [Execution Page Follows]



         IN WITNESS WHEREOF, the Company has caused this Note to be issued as of the day and year first above written.

EUNIVERSE, INC.


By: /s/ Brad Greenspan
Name:  Brad Greenspan
Title: Chairman


Name of Holder:  550 Digital Media Ventures, Inc.

Address: c/o Sony Music Entertainment, Inc.
         550 Madison Avenue
         New York, NY 10022
         Attention:  Senior Vice President and General Counsel of 550 DMV



                    [SIGNATURE PAGE TO PROMISSORY NOTE]






                                                               Exhibit 99.4

                              VOTING AGREEMENT

         THIS VOTING AGREEMENT, dated as of July 20, 2001 (the
"Agreement"), is by and among 550 Digital Media Ventures, Inc., a Delaware corporation ("550 DMV"), eUniverse, Inc., a Nevada corporation (the "Company"), and the common stockholders of the Company listed on the signature pages hereto (each, a "Stockholder" and collectively, the "Stockholders").

                                 RECITALS:

         1. The Company and 550 DMV have entered into a certain Stock Purchase Agreement, dated as of even date herewith (the "Stock Purchase Agreement"), providing for a significant investment by 550 DMV in the Company by means of the purchase of shares of the Company's Series B 8% Preferred Stock, par value $.01, (the "Preferred Stock").

         2. The Company, Infobeat, LLC, Indimi, Inc. and 550 DMV have entered into a certain Share Purchase Agreement, dated as of even date herewith (the "Share Purchase Agreement") providing for the acquisition by the Company of all the outstanding membership interests of Infobeat, LLC (the Share Purchase Agreement and the Stock Purchase Agreement shall be collectively referred to herein as the "Purchase Agreements").

         3. The Stockholders own the shares of Common Stock identified on Annex I hereto (the "Shares").

         4. In order to induce 550 DMV to enter into the Purchase
Agreements and in consideration of the substantial investment to be made and expenses incurred and to be incurred by 550 DMV in connection therewith, the Stockholders have agreed to enter into and perform this Agreement.

                                 AGREEMENT:

         For good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

         1. Agreement to Vote Shares.

               (a) Each of the Stockholders agrees that such Stockholder shall vote, or cause to be voted, those Shares set forth on Annex I hereto and owned or held of record by such Stockholder and such Stockholder's Affiliates over which the undersigned exercises effective control, in person or by proxy, at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto, to approve the transactions contemplated in the Purchase Agreements and against any Alternative Transaction.

               (b) Irrevocable Proxy. Each Stockholder hereby irrevocably constitutes and appoints Thomas Gewecke as his or her attorney-in-fact and proxy pursuant to the provisions of Section
         78.355 of the Nevada General Corporation Law, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to the Shares which such Stockholder is entitled to vote at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on, an only on, the matters described in Section 1 and to duly execute and deliver any and all consents, instruments, or other agreements or documents in order to take any and all such actions in connection with or in furtherance of the obligations of such Stockholder set forth in this Agreement, the Purchase Agreements and the transactions contemplated therein. Each Stockholder intends that the proxy granted hereby shall be coupled with an interest pursuant to this Agreement and that such proxy, therefore, shall be irrevocable so long as this Section 1(b) remains in effect pursuant to the terms of this Agreement.

         2. No Voting Trusts. Each Stockholder agrees that such Stockholder shall not, nor shall such Stockholder permit any Affiliate over which the undersigned exercises effective control, to deposit any Shares in a voting trust or subject the Shares to any agreement, arrangement or understanding with respect to the voting of the Shares inconsistent with this Agreement.

         3. Limitation on Sales. During the term of this Agreement, each Stockholder agrees not to sell, assign, transfer, pledge, encumber, hypothecate, rehypothecate or otherwise dispose of any of the Shares.

         4. Stop Order Instructions; Legend.

               (a) Each Stockholder agrees and understands that stop transfer instructions will be given to the Company's transfer agent with respect to the Shares and that the Company may place on any certificate representing shares issued to such Stockholder a legend stating in substance:

                  TRANSFERS, VOTING AND OTHER MATTERS IN RESPECT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT DATED AS OF JULY 20, 2001 BY AND AMONG THE COMPANY AND CERTAIN STOCKHOLDERS NAMED THEREIN, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY AND MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY.

               (b) It is understood and agreed that the legend set forth above shall be removed by delivery of substitute certificates without such legend upon termination of this Agreement.

         5. Representations and Warranties of Stockholders. Each
Stockholder represents and warrants to and agrees with the Purchasers and the Company as follows:

               (a) Capacity. Such Stockholder has all requisite capacity and authority to enter into and perform his or her obligations under this Agreement.

               (b) Binding Agreement. This Agreement constitutes the valid and legally binding obligation of such Stockholder, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

               (c) Non-Contravention. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of such Stockholder's obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of such Stockholder.

               (d) Ownership of Shares. Annex I hereto correctly sets forth, as of the date of this Agreement, the number of Shares owned beneficially and of record by such Stockholder that are the subject of this Agreement. Such Stockholder has good title to all of the Shares indicated as owned by such Stockholder in the capacity set forth on Annex I as of the date hereof, and such Shares are so owned free and clear of any liens, security interests, charges or other encumbrances.

         6. Specific Performance and Remedies. The parties hereto declare that it is impossible to measure in money the damages which would accrue to a party by reason of failure to perform any of the obligations hereunder. Therefore, if any party shall institute any action or proceeding to enforce the provisions hereof, any party against whom such action or proceeding is brought hereby waives any claim or defense therein that the other party has an adequate remedy at law.

         7. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof and such term and this Agreement shall terminate the first to occur of (1) the Closing (as defined in the Purchase Agreements) of the transactions contemplated under the Purchase Agreements; or (2) the Termination of the transactions contemplated under the Purchase Agreements (as defined in the Purchase Agreements).

         8. Entire Agreement; Amendment. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties pertaining to the subject matter hereof. This Agreement may be amended by an instrument in writing signed on behalf of 550 DMV, the Company and the Stockholder(s) affected by such amendment. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         9. Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy, electronic or digital transmission method; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and upon receipt, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent to:

         If to the Company addressed to:

               eUniverse, Inc.
               6300 Wilshire Blvd., Suite 1700
               Los Angeles, California  90048
               Attention: Brad Greenspan
               by Facsimilie:(323) 658-5414
               e-mail: Bspan@earthlink.net

               with a copy to:

               Martin, Lucas & Chioffi, LLP
               1177 Summer Street
               Stamford, Connecticut  06905
               Attention: Christopher G. Martin, Esq.
               by Facsimile: (203) 324-8649
               e-mail: cmartin@Mlc-law.com

         If to 550 DMV addressed to:

               Mark Eisenberg, Esq.
               c/o: SONY Music Entertainment, Inc.
               550 Madison Ave
               New York, NY   10022
               Telecopier:
               e-mail address:

               with a copy to:

               Skadden, Arps, Slate, Meagher & Flom, LLP
               Four Times Square
               New York, NY  10036-6522
               Attention: David J. Goldschmidt, Esq.
               by Facsimile: (917) 777-3617
               e-mail:  dgoldsch@skadden.com

         If to any Stockholder, to such Stockholder at the address indicated on the signature pages hereto.

         10. Miscellaneous.

               (a) Severability. In the event that any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement.

               (b) Capacity. The covenants contained herein shall apply to the Stockholders solely in such Stockholders' capacity as stockholders of the Company, and no covenant contained herein shall apply to any Stockholder in such Stockholder's capacity as an officer or director of the Company.

               (c) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

               (d) Headings. The titles, captions or headings of the Sections herein are for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

               (e) Choice of Law. THIS AGREEMENT SHALL BE CONSTRUED, INTERPRETED AND THE RIGHTS OF THE PARTIES DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PROVISIONS THEREOF.

               (f) Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal or state court located in the State of California, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.

               (f) WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY
         IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

               (g) Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Stock Purchase Agreement and/or the Share Purchase Agreement, as may be appropriate.

               (h) Survival. Notwithstanding anything to the contrary herein, each Stockholder's representations and warranties contained herein shall be true and correct at all times from and after the date hereof through the termination of this Agreement.


                         [signatures on next page]



         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.


                                       eUniverse, INC.


                                       By: /s/ Brad D. Greenspan
                                           --------------------------
                                       Name:  Brad D. Greenspan
                                       Title: Chairman


                                       550 Digital Media Ventures, Inc.


                                       By: /s/ Mark Eisenberg
                                           ----------------------------
                                       Name:  Mark Eisenberg
                                       Title: Senior Vice President and
                                              General Counsel

         If by an individual on behalf of himself or herself:


                                       /s/ Brad D. Greenspan
                                       ------------------------
                                       Signature


                                       Brad D. Greenspan
                                       ----------------------
                                       Print Name


                                       /s/ Joesph W. Abrams
                                       ----------------------
                                       Signature


                                       Joseph W. Abrams
                                       ---------------------
                                       Print Name


                                       /s/ Brett Brewer
                                       ---------------------
                                       Signature


                                       Brett Brewer
                                       ---------------------
                                       Print Name


         OR If on behalf of an entity:


                                       Print Name of Entity

                                       By:
                                          ---------------------------------
                                          Signature of Officer, Trustee
                                          or Partner


                                          ----------------------------------
                                          Signature of Officer, Trustee
                                          or Partner



                                                                    ANNEX I

                  Brad D. Greenspan    7,841,000 shares

                  Joesph W. Abrams        46,000 shares

                  Brett Brewer           200,000 shares



                                                               Exhibit 99.5


                              VOTING AGREEMENT

         THIS VOTING AGREEMENT, dated as of July 20, 2001 (the
"Agreement"), is by and among 550 Digital Media Ventures, Inc., a Delaware corporation ("550 DMV"), eUniverse, Inc., a Nevada corporation (the "Company"), and the common stockholders of the Company listed on the signature pages hereto (each, a "Stockholder" and collectively, the "Stockholders").

                                 RECITALS:

         1. The Company and 550 DMV have entered into a certain Stock Purchase Agreement, dated as of even date herewith (the "Stock Purchase Agreement"), providing for a significant investment by 550 DMV in the Company by means of the purchase of shares of the Company's Series B 8% Preferred Stock, par value $.01, (the "Preferred Stock").

         2. The Company, Infobeat, LLC, Indimi, Inc. and 550 DMV have entered into a certain Share Purchase Agreement, dated as of even date herewith (the "Share Purchase Agreement") providing for the acquisition by the Company of all the outstanding membership interests of Infobeat, LLC (the Share Purchase Agreement and the Stock Purchase Agreement shall be collectively referred to herein as the "Purchase Agreements").

         3. The Stockholders own the shares of Common Stock identified on Annex I hereto (the "Shares").

         4. In order to induce 550 DMV to enter into the Purchase
Agreements and in consideration of the substantial investment to be made and expenses incurred and to be incurred by 550 DMV in connection therewith, the Stockholders have agreed to enter into and perform this Agreement.

                                 AGREEMENT:

         For good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

         1. Agreement to Vote Shares.

               (a) Each of the Stockholders agrees that such Stockholder shall vote, or cause to be voted, those Shares set forth on Annex I hereto and owned or held of record by such Stockholder and such Stockholder's Affiliates over which the undersigned exercises effective control, in person or by proxy, at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto, to approve the transactions contemplated in the Purchase Agreements and against any Alternative Transaction.

               (b) Irrevocable Proxy. Each Stockholder hereby irrevocably constitutes and appoints Thomas Gewecke as his or her attorney-in-fact and proxy pursuant to the provisions of Section
         78.355 of the Nevada General Corporation Law, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to the Shares which such Stockholder is entitled to vote at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on, an only on, the matters described in Section 1 and to duly execute and deliver any and all consents, instruments, or other agreements or documents in order to take any and all such actions in connection with or in furtherance of the obligations of such Stockholder set forth in this Agreement, the Purchase Agreements and the transactions contemplated therein. Each Stockholder intends that the proxy granted hereby shall be coupled with an interest pursuant to this Agreement and that such proxy, therefore, shall be irrevocable so long as this Section 1(b) remains in effect pursuant to the terms of this Agreement.

         2. No Voting Trusts. Each Stockholder agrees that such Stockholder shall not, nor shall such Stockholder permit any Affiliate over which the undersigned exercises effective control, to deposit any Shares in a voting trust or subject the Shares to any agreement, arrangement or understanding with respect to the voting of the Shares inconsistent with this Agreement.

         3. Limitation on Sales. During the term of this Agreement, each Stockholder agrees not to sell, assign, transfer, pledge, encumber, hypothecate, rehypothecate or otherwise dispose of any of the Shares.

         4. Stop Order Instructions; Legend.

               (a) Each Stockholder agrees and understands that stop transfer instructions will be given to the Company's transfer agent with respect to the Share.

               (b) It is understood and agreed that the legend set forth above shall be removed by delivery of substitute certificates without such legend upon termination of this Agreement.

         5. Representations and Warranties of Stockholders. Each
Stockholder represents and warrants to and agrees with the Purchasers and the Company as follows:

               (a) Capacity. Such Stockholder has all requisite capacity and authority to enter into and perform his or her obligations under this Agreement.

               (b) Binding Agreement. This Agreement constitutes the valid and legally binding obligation of such Stockholder, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

               (c) Non-Contravention. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of such Stockholder's obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of such Stockholder.

               (d) Ownership of Shares. Annex I hereto correctly sets forth, as of the date of this Agreement, the number of Shares owned beneficially and of record by such Stockholder that are the subject of this Agreement. Such Stockholder has good title to all of the Shares indicated as owned by such Stockholder in the capacity set forth on Annex I as of the date hereof, and such Shares are so owned free and clear of any liens, security interests, charges or other encumbrances.

         6. Specific Performance and Remedies. The parties hereto declare that it is impossible to measure in money the damages which would accrue to a party by reason of failure to perform any of the obligations hereunder. Therefore, if any party shall institute any action or proceeding to enforce the provisions hereof, any party against whom such action or proceeding is brought hereby waives any claim or defense therein that the other party has an adequate remedy at law.

         7. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof and such term and this Agreement shall terminate the first to occur of (1) the Closing (as defined in the Purchase Agreements) of the transactions contemplated under the Purchase Agreements; or (2) the Termination of the transactions contemplated under the Purchase Agreements (as defined in the Purchase Agreements).

         8. Entire Agreement; Amendment. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties pertaining to the subject matter hereof. This Agreement may be amended by an instrument in writing signed on behalf of 550 DMV, the Company and the Stockholder(s) affected by such amendment. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         9. Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy, electronic or digital transmission method; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and upon receipt, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent to:

         If to the Company addressed to:

                eUniverse, Inc.
                6300 Wilshire Blvd., Suite 1700
                Los Angeles, California  90048
                Attention: Brad Greenspan
                by Facsimilie:(323) 658-5414
                e-mail: Bspan@earthlink.net


                with a copy to:

                Martin, Lucas & Chioffi, LLP
                1177 Summer Street
                Stamford, Connecticut  06905
                Attention: Christopher G. Martin, Esq.
                by Facsimile: (203) 324-8649
                e-mail: cmartin@Mlc-law.com

         If to 550 DMV addressed to:

                Mark Eisenberg, Esq.
                c/o: SONY Music Entertainment, Inc.
                550 Madison Ave
                New York, NY   10022
                Telecopier:
                e-mail address:

                with a copy to:

                Skadden, Arps, Slate, Meagher & Flom, LLP
                Four Times Square
                New York, NY  10036-6522
                Attention: David J. Goldschmidt, Esq.
                by Facsimile: (917) 777-3617
                e-mail:  dgoldsch@skadden.com

         If to any Stockholder, to such Stockholder at the address indicated on the signature pages hereto.

         10. Miscellaneous.

               (a) Severability. In the event that any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement.

               (b) Capacity. The covenants contained herein shall apply to the Stockholders solely in such Stockholders' capacity as stockholders of the Company, and no covenant contained herein shall apply to any Stockholder in such Stockholder's capacity as an officer or director of the Company.

               (c) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

               (d) Headings. The titles, captions or headings of the Sections herein are for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

               (e) Choice of Law. THIS AGREEMENT SHALL BE CONSTRUED, INTERPRETED AND THE RIGHTS OF THE PARTIES DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PROVISIONS THEREOF.

               (f) Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal or state court located in the State of California, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.

               (f) WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY
         IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

               (g) Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Stock Purchase Agreement and/or the Share Purchase Agreement, as may be appropriate.

               (h) Survival. Notwithstanding anything to the contrary herein, each Stockholder's representations and warranties contained herein shall be true and correct at all times from and after the date hereof through the termination of this Agreement.




                         [signatures on next page]



         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.


                                     eUniverse, INC.

                                     By: /s/ Brad D. Greenspan
                                         --------------------------------
                                         Name:  Brad D. Greenspan
                                         Title: Chairman


                                     550 Digital Media Ventures, Inc.


                                     By: /s/ Mark Eisenberg
                                         --------------------------------
                                         Name:  Mark Eisenberg
                                         Title: Senior Vice President
                                                and General Counsel

         If by an individual on behalf of himself or herself:


                                    /s/
                                    ------------------------------
                                    Signature

                                    -----------------------------
                                    Print Name


         OR If on behalf of an entity:


                                   Print Name of Entity

                                   Take - Two Interactive, Inc.


                                   By: Ryan Brant
                                       ---------------------------
                                   Signature of Officer, Trustee
                                   or Partner


                                                                    ANNEX I

               Take - Two Interactive, Inc. 1,650,000 shares